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EXHIBIT 23.2


The Board of Directors
Citicorp:

We consent to the incorporation by reference in the Registration Statement filed on March 10, 1994, on Form S-8 of Citicorp of our report dated January 18, 1994, relating to the consolidated balance sheets of Citicorp and its subsidiaries as of December 31, 1993 and 1992, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993, and the related consolidated balance sheets of Citibank, N.A. and subsidiaries as of December 31, 1993 and 1992, and to the reference to our firm under the heading "Experts" in the Registration Statement. Our report with respect to these financial statements, which contains an added explanatory paragraph, is included on page 54 of the 1993 Citicorp Annual Report on Form 10-K.

					 /s/ KPMG Peat Marwick


New York, New York
March 10, 1994